

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20190

19th January 2007



Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Notice of allotment of shares or securities on Form 88(2) dated 15 January 2007.
2. Notice of allotment of shares or securities on Form 88(2) dated 16 January 2007.
3. 3 x General Purposes Committee resolution allotting securities dated 12 January 2007.
4. 2 x General Purposes Committee resolution allotting securities dated 16 January 2007.
5. Stock Exchange announcement dated 12 January 2007 relating to additional listing.
6. Stock Exchange announcement dated 15 January 2007 relating to total voting rights.
7. Stock Exchange announcement dated 17 January 2007 relating to contract award.
8. Stock Exchange announcement dated 17 January 2007 relating to total voting rights.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor



SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED
2007 JAN 26 A 10:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	28,807		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 8234923

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 11,567
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 17,240
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed RP J M POPE ASSISTANT CO SEC Date 16/1/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure report:	10th January 2007												Schedule 1.1 to			
Originator:	Yorkshire Building Society												General Purposes Committee dated			
				Share					Exercised							
AccountNumber	GrantDate	Term	OptionPrice	Premium	Title	Surname	Initials	EmployeeNumber	Share	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
005774901666	151105	3	1.24	1.215	MR	DINGWALL	IM	024	483	598.92	16 GALL CLOSE	ABINGDON		OX14 3XY	IAN MARTIN	COM
008870979965	161104	3	1.076	1.051	MR	DINGWALL	IM	24	1130	1215.88	16 GALL CLOSE	ABINGDON		OX14 3XY	IAN MARTIN	COM
005775757466	151105	3	1.24	1.215	MRS	GOODSHIP	M	1211	290	359.6	49 PITTMORE ROAD	BURTON	CHRISTCHURCH	BH23 7ET	MOLLY	FRA
008869990465	161104	3	1.076	1.051	MRS	GOODSHIP	M	1211	790	850.04	49 PITTMORE ROAD	BURTON	CHRISTCHURCH	BH23 7ET	MOLLY	FRA
005775751566	151105	3	1.24	1.215	MR	GOODSHIP	S	1188	483	598.92	49 PITTMORE ROAD	BURTON	CHRISTCHURCH	BH23 7ET	STEPHEN	FRA
008869985865	161104	3	1.076	1.051	MR	GOODSHIP	S	1188	900	968.4	49 PITTMORE ROAD	BURTON	CHRISTCHURCH	BH23 7ET	STEPHEN	FRA
Totals									4076	£4,591.76						

Closure report:	11th January 2007															
Originator:	Yorkshire Building Society															
				Share					Exercised							
AccountNumber	GrantDate	Term	OptionPrice	Premium	Title	Surname	Initials	EmployeeNumber	Shares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
005175274064	141103	7	0.939	0.914	MR	ADLEM	SR	4591	2150	2018.85	12 OLD MANOR CLOSE	WIMBORNE		BH21 2TB	STUART ROBERT	FRL
005777272766	151105	5	1.24	1.215	MR	BAILEY	GJ	759	2419	2999.56	8 THE MANOR BEECHES	DUNNINGTON	YORK	YO19 5PX	GRAHAM	SAL
005777244166	151105	5	1.24	1.215	MR	BARTRAM	H	029	241	298.84	26 INGSGARTH	PICKERING		YO18 8DA	HOWARD	SAL
004830784163	141102	5	0.769	0.744	MR	FOSTER	NG	653	900	692.1	38 WESTLANDS	PICKERING		YO18 7HJ	NEVILLE GRAHAM	SAL
005175623164	141103	3	0.939	0.914	MR	GAMBLE	CS	630	1120	1051.68	15 SHAW DRIVE	KIRKBYMOORSIDE	YORK	YO62 6PS	CRAWFORD SCOTT	SAL
005777260366	151105	3	1.24	1.215	MR	GAMBLE	CS	630	161	199.64	15 SHAW DRIVE	KIRKBYMOORSIDE	YORK	YO62 6PS	CRAWFORD SCOTT	SAL
008870660965	161104	3	1.076	1.051	MR	GAMBLE	CS	630	500	538	15 SHAW DRIVE	KIRKBYMOORSIDE	YORK	YO62 6PS	CRAWFORD SCOTT	SAL
Totals									7491	£7,798.67						
								Grand total:	11567							


SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	112,380		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 8234923

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	49,440
UK Postcode: E C 3 P 3 D B		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	25,000
UK Postcode: E C 3 P 3 D B		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	37,940
UK Postcode: E C 3 P 3 D B		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] PP J M POPE Date 15/1/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 12th January 2007

Present: A E Cook - Chairman
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	F Garcia	11.01.07	49,440 ("U")	£58,627.44
"	"	"		

It was resolved that a total of 49,440 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
F Garcia	49,440	£ 1.16083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 49,440 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 12th January 2007

Present: **W G Tucker - Chairman**
A E Cook

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	M Vincent	12.01.07	25,000 ("U")	£29,645.75

It was resolved that a total of 25,000 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
M Vincent	25,000	£ 1.16083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 25,000 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 12th January 2007

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved ("A") Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	J Hellebrand	11.01.07	25,290 ("A")	£29,989.64
"	"	"	12,650 ("U")	£15,000.75

It was resolved that a total of 37,940 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
J Hellebrand	37,940	£ 1.16083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 37,940 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman


RECEIVED

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at REMEC Defence & Space Inc, 9404, Chesapake Drive, San Diego, CA 92123, USA On 16th January 2007

Present:	A E Cook - Chairman W G Tucker	
In attendance:	J M Pope - Company Secretary	

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1, the share-save closure schedule, dated 10th & 11th January 2007, had given notice to the company (such notice being accompanied by the appropriate subscription price of (1) 4,591.76 and (2) 7,798.67) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 11,567 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 10th and 11th January 2007 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....
Chairman

Closure report: 10th January 2007
Originator: Yorkshire Building Society

Schedule 1 Fin
General Purposes Committee Copy 1
14th January 2007

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	EmployeeNumber	Exercised Share	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
[illegible]	151105	3	1.24	1.215	MR	DACKWALL	W	520	400	599.02	26 GALL CLOSE	ABINGDON		OX14 3XY	WILMARTIN	COM
[illegible]	151104	3	1.075	1.051	MR	DACKWALL	W	24	1130	1215.50	16 GALL CLOSE	ABINGDON		OX14 3XY	WILMARTIN	COM
[illegible]	151105	3	1.24	1.215	MRS	GOODSHIP	M	1211	250	359.5	49 PITTMORE ROAD	BURTON	CHRISTCHURCH	BH23 7ET	MOLLY	FRA
[illegible]	151104	3	1.075	1.051	MRS	GOODSHIP	M	1211	790	850.04	49 PITTMORE ROAD	BURTON	CHRISTCHURCH	BH23 7ET	MOLLY	FRA
[illegible]	151105	3	1.24	1.215	MR	GOODSHIP	S	1186	485	509.92	49 PITTMORE ROAD	BURTON	CHRISTCHURCH	BH23 7ET	STEPHEN	FRA
[illegible]	151104	3	1.075	1.051	MR	GOODSHIP	S	1186	900	989.4	49 PITTMORE ROAD	BURTON	CHRISTCHURCH	BH23 7ET	STEPHEN	FRA
Totals									4075	£4,591.78						

Closure report: 11th January 2007
Originator: Yorkshire Building Society

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	EmployeeNumber	Exercised Shares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
[illegible]	141103	3	0.979	0.914	MR	ACLEM	SR	4591	2120	2018.83	12 OLD MANOR CLOSE	WAINFORTH		DY21 2TU	STUART ROBERT	FRL
[illegible]	151105	5	1.24	1.215	MR	BAKER	GA	759	2419	2998.50	8 THE MANOR BEECHES	DUNNINGTON	YORK	YO19 5PY	GRAHAM	SAL
[illegible]	151105	5	1.24	1.215	MR	BRIGHTHAM	H	028	241	298.84	26 MOSSCROFT	PICKERING		YO18 8DA	HOWARD	SAL
[illegible]	141103	5	0.789	0.744	MR	FOSTER	NG	023	800	632.1	22 WESTLANDS	PICKERING		YO18 7HJ	NEVILLE GRAHAM	SAL
[illegible]	141103	3	0.938	0.914	MR	GAMBLE	CS	830	1120	1051.05	15 SHAW DRIVE	KIRKBYMOORSIDE	YORK	YO62 6PS	CRAWFORD SCOTT	SAL
[illegible]	151105	3	1.24	1.215	MR	GAMBLE	CS	830	951	1180.84	15 SHAW GROVE	KIRKBYMOORSIDE	YORK	YO62 6PS	CRAWFORD SCOTT	SAL
[illegible]	151104	3	1.079	1.051	MR	GAMBLE	CS	830	500	538	15 SHAW GROVE	KIRKBYMOORSIDE	YORK	YO62 6PS	CRAWFORD SCOTT	SAL
Totals									7491	£7,789.67						
								Grand Total	11567							

COBHAM PLC

Minutes of a meeting of the General Purposes Committee
held at REMEC Defence & Space Inc.
9404, Chesapake Drive, San Diego, CA 92123, USA
On 16th January 2007

Present: A E Cook - Chairman
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	M Montemagno	15.01.07	17,240 ("U")	£15,717.02

It was resolved that a total of 17,240 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
M Montemagno	17,240	£0.88666

1.2 It was further resolved that the secretary be instructed:

1.2.1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 17,240 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

Company	Cobham PLC
TIDM	COB
Headline	Additional Listing
Released	14:20 12-Jan-07
Number	4567P

RNS Number:4567P
Cobham PLC
12 January 2007

Cobham plc announces that an application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a block listing of 800,000 ordinary shares of 2.5p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the Cobham Executive Share Option Scheme (1994).

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Total Voting Rights
Released	17:17 15-Jan-07
Number	5576P

RNS Number:5576P
Cobham PLC
15 January 2007

Announcement

Cobham plc - total voting rights

In accordance with the Transparency Directive's transitional provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,131,305,285 ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is 1,131,305,285.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rights admitted to trading. No preference shares are held in treasury. The total number of voting rights in respect of the preference shares is 19,700.

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Contract
Released	07:00 17-Jan-07
Number	6211P

RNS Number:6211P
Cobham PLC
17 January 2007

17 January 2007

COBHAM AWARDED US$16M CONTRACT FOR LIFE SUPPORT EQUIPMENT

Cobham plc ('Cobham') is pleased to announce that its Cobham Life Support Division has been awarded a contract worth US$16m for HMMWV (High Mobility Multipurpose Wheeled Vehicles) passenger restraint systems. The order was placed by the US Army Tank-Automotive and Armaments Command with shipments commencing in May 2007 through to May 2008.

Allan Cook, Cobham's Chief Executive, commented:

"Cobham's safety equipment continues to save the lives of troops operating in extremely demanding environments. By the end of May 2008 our restraints will be the standard fit on more than 40,000 vehicles operating around the globe."

ENQUIRIES

Cobham plc
Allan Cook, Chief Executive +44 (0)1202 882020
Warren Tucker, Group Financial Director +44 (0)1202 882020
Julian Wais, Director of Investor Relations +44 (0)1202 857998

Weber Shandwick Financial Communications +44 (0)207 067 0700
Susan Ellis, Kirsty Raper

NOTES

Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The company has five technology divisions and one in the service sector that collectively specialise in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

Cobham Life Support Division - is a specialist provider of aviation oxygen to the military and civil markets. The division also designs and manufactures high technology pneumatic equipment for fin actuation in missiles, with a niche position in cryostatic cooling for land and aviation markets. In the personal survival market, products are developed for naval and land applications, including aircrew and vehicle restraints, parachute release mechanisms and flotation gear

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Company	Cobham PLC
TIDM	COB
Headline	Total Voting Rights
Released	13:48 17-Jan-07
Number	6792P

RNS Number:6792P
Cobham PLC
17 January 2007

Announcement

Cobham plc - total voting rights

In accordance with the Transparency Directive's transitional provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,131,334,092 ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is 1,131,334,092.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rights admitted to trading. No preference shares are held in treasury. The total number of voting rights in respect of the preference shares is 19,700.

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END